.FR8tech

Freight Technologies (NASDAQ: FRGT)

3Q22

Forecast Income Statement 9+3

	Jun-22	Jul-22	Aug-22	Sep-22	Oct-22	Nov-22	Dec-22	2022f
Gross Revenue	$ 2,562,457	$ 3,051,734	$ 2,476,309	$ 2,191,662	$ 2,917,098	$ 3,066,598	$ 2,908,639	$ 30,424,947
Growth%	*-17.7%*	*19.1%*	*-18.9%*	*-11.5%*	*33.1%*	*5.1%*	*-5.2%*	*41.7%*
COGS	$ 2,386,317	$ 2,651,601	$ 2,111,231	$ 1,915,266	$ 2,552,461	$ 2,683,273	$ 2,545,059	$ 27,523,267
% of revenue	*93.1%*	*86.9%*	*85.3%*	*87.4%*	*87.5%*	*87.5%*	*87.5%*	*90.5%*
Gross Profit (Net Revenue)	$ 176,140	$ 400,133	$ 365,078	$ 276,396	$ 364,637	$ 383,325	$ 363,580	$ 2,901,680
Net Margin%	*6.9%*	*13.1%*	*14.7%*	*12.6%*	*12.5%*	*12.5%*	*12.5%*	*9.5%*
Operating Expenses								
Sales and Marketing	31,370	31,002	19,621	8,691	25,694	25,694	25,694	495,788
Salary & Benefits	377,306	464,499	340,350	429,686	377,901	377,901	376,053	4,495,333
Commissions (sales, ops, carrier	9,675	11,910	8,727	11,018	36,464	38,332	36,358	197,397
Development	12,000	7,733	7,733	7,733	6,333	6,333	6,333	138,200
Software + IT	19,078	20,625	20,625	20,625	22,344	22,344	22,344	240,797
G&A & Other	175,312	330,068	630,829	301,329	156,119	150,228	150,228	2,397,085
Depreciation	20,406	19,793	19,805	18,901	23,217	23,356	21,107	258,758
Total operating expense	645,146	885,630	1,047,690	797,983	648,072	644,189	638,117	8,223,359
Total finance and other	(41,908)	63,583	32,942	60,099	22,975	29,078	32,677	784,832
Net Income After Tax	$ (427,098)	$ (549,080)	$ (715,554)	$ (581,686)	$ (306,410)	$ (289,942)	$ (307,214)	$ (6,106,511)

Forecast Summary charts

ologies


REVENUE BY MONTH
3,200,000
3,000,000
2,800,000
2,600,000
2,400,000
2,200,000
2,000,000
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER


EXPENSES BY MONTH
3,900,000
3,400,000
2,900,000
2,400,000
1,900,000
1,400,000
900,000
400,000
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER


OPERATING MARGIN %
16%
14%
12%
10%
8%
6%
4%
2%
0%
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER


OPERATING MARGIN $
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER

Forecast Summary charts


Assets
13,800,000
13,600,000
13,400,000
13,200,000
13,000,000
12,800,000
12,600,000
12,400,000
June
July
August
September
October
November
December


Liabilities
10,500,000
10,000,000
9,500,000
9,000,000
8,500,000
8,000,000
7,500,000
June
July
August
September
October
November
December


Stockholders' Equity
5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
June
July
August
September
October
November
December


EBITDA
-
(100,000)
(200,000)
(300,000)
(400,000)
(500,000)
(600,000)
(700,000)
(800,000)
June
July
August
September
October
November
December
[redacted]

Forecast Summary charts

Month	Revenue
June	2,562,457
July	3,051,734
August	2,476,309
September	2,191,662
October	2,917,098
November	3,066,598
December	2,908,639

Month	Expenses
June	3,221,574
July	3,448,993
August	3,118,481
September	3,503,752
October	3,194,292
November	3,328,404
December	3,188,451

Month	Assets
June	12,607,489
July	13,006,824
August	12,521,042
September	12,822,225
October	12,537,576
November	13,532,752
December	13,642,502

Month	Margin %
June	7%
July	13%
August	15%
September	13%
October	13%
November	13%
December	13%

Month	Liabilities
June	10,077,678
July	8,909,185
August	8,286,033
September	8,876,412
October	7,956,361
November	9,199,167
December	9,673,819

Month	Stockholders' Equity
June	2,529,811
July	3,672,076
August	4,235,009
September	3,928,385
October	4,546,359
November	4,281,300
December	3,897,122

Month	EBITDA
June	[redacted]
July	[redacted]
August	[redacted]
September	(238,756)
October	(217,905)
November	(195,196)
December	(211,118)

Month	Margin $
June	176,140
July	400,133
August	365,078
September	276,396
October	364,637
November	383,325
December	363,580

Forecast Revenue detail – top 10 and trends in past 4 months

Cost Segment							
Top 10	June	July	August	September	October	November	December
[redacted]	564,471	372,440	721,216	432,792	966,818	1,205,160	1,356,295
[redacted]	473,559	285,429	484,748	440,735	677,000	702,000	727,000
[redacted]	85,750	339,693	338,685	140,445	125,000	180,000	70,000
[redacted]	235,311	212,893	230,564	209,310	323,787	323,787	323,787
[redacted]	214,115	251,453	173,995	45,901	-	44,000	158,961
[redacted]	201,265	145,299	173,302	64,695	70,000	70,000	70,000
[redacted]	62,250	147,110	115,940	32,395	93,954	140,396	140,396
[redacted]	134,285	57,015	90,780	54,040	159,690	159,690	159,690
[redacted]	63,218	99,985	71,240	80,371	65,000	97,500	97,500
[redacted]	78,880	58,168	60,932	41,600	131,431	129,741	131,431
[redacted]	5,885	11,880	10,460	19,928	40,928	40,928	40,928

	June		July		August		September		Total Revenue	Total Margin
Etiquetas	Revenue	Margin%	Revenue	Margin%	Revenue	Margin%	Revenue	Margin%		
[redacted]	1,948,435	[redacted]	2,074,435	[redacted]	2,601,228	[redacted]	1,666,644	[redacted]	8,290,742	[redacted]
[redacted]	238,232	[redacted]	219,830	[redacted]	207,099	[redacted]	192,436	[redacted]	857,596	[redacted]
[redacted]	458,818	[redacted]	312,917	[redacted]	343,432	[redacted]	373,905	[redacted]	1,489,072	[redacted]
Total genera	**2,645,484**	[redacted]	**2,607,181**	[redacted]	**3,151,759**	[redacted]	**2,232,985**	[redacted]	**10,637,410**	[redacted]

Forecast Revenue detail – Fixed Fleet historical and forecasted

Client	Service	May-22	Jun-22	Jul-22	Aug-22	Sep-22	Oct-22	Nov-22	Dec-22	[redacted]
[redacted]		161,466	75,721	-	-	-	307,500	420,000	480,000	[redacted]
		-	133,700	221,071	203,952	203,200	-	-	-	
		38,814	36,402	6,603	330	-	-	-	-	
		820	3,293	37,913	47,044	70,505	-	-	-	
		91,599	58,503	-	-	-	-	-	-	
		10,899	22,527	-	6,065	-	-	-	-	
		-	2,150	-	1,300	-	-	-	-	
		12,450	-	-	-	-	-	-	-	
		-	7,000	-	-	-	-	-	-	
		10,760	34,896	-	-	-	-	-	-	
		-	-	1,375	-	2,749	-	-	-	
		7,952	70,823	30,653	17,146	8,587	-	-	-	
		884	884	-	-	1,162	-	-	-	
		-	-	-	-	-	-	80,000	96,000	
		335,643	**445,899**	**297,615**	**275,836**	**286,203**	**307,500**	**500,000**	**576,000**	

Forecast SG&A detail – cash basis

Expenses							
Type	June	July	August	September	October	November	December
[redacted]							
Total general	3,223,476	3,449,716	3,119,591	3,503,752	3,194,292	3,328,404	3,188,451

Forecast Payroll detail – adjustments

Division	Current Monthly Payroll	Current Annual Payroll	Annual SAVINGS	Monthly SAVINGS	Q4 HC
[redacted]	$40,273.30	$483,279.59	$0.00	$0.00	16
[redacted]	$38,639.56	$463,674.71	$9,750.00	$812.50	10
[redacted]	$111,197.20	$1,334,366.40	$0.00	$0.00	7
[redacted]	$54,848.75	$658,185.00	$346,031.00	$28,835.92	4
[redacted]	$81,529.45	$978,353.44	$263,991.00	$21,999.25	31
[redacted]	$26,409.80	$316,917.64	$0.00	$0.00	12
TOTAL	**$352,898.07**	**$4,234,776.78**	**$619,772.00**	**$51,647.67**	**80**

Forecast items – key assumptions

- No legal settlements or unusual legal items in forecast
- Borrowing facilities remain in place
- Execution on fixed fleet and cross-border as projected
- No key account losses
- $1MM net capital infusion in October
- Does not include strategic investment items in 2022
- Margins maintained at 12.5%
- No additional significant payroll adjustments

Forecast Balance Sheet 9+3

	Jun-22	Jul-22	Aug-22	Sep-22	Oct-22	Nov-22	Dec-22
		actual				*forecast*	
ASSETS:							
Current Asset							
Cash and cash equivalents	1,511,203	1,803,691	1,063,580	1,247,458	1,915,186	1,796,436	1,958,419
Accounts receivable	6,045,962	6,031,679	6,703,008	5,889,331	5,534,490	5,983,696	5,975,237
Unbilled receivable	2,803,695	2,869,609	2,357,101	2,284,795	2,554,380	2,991,848	2,987,618
Prepaid expenses and other	1,515,263	1,526,932	1,641,445	1,906,881	1,866,130	1,880,442	1,839,691
Total Current Asset	**11,876,123**	**12,231,911**	**11,765,134**	**11,328,465**	**11,870,187**	**12,652,422**	**12,760,966**
Total Non-current Asset	**731,366**	**735,442**	**755,908**	**766,113**	**748,071**	**729,512**	**713,405**
Total Assets	**12,607,489**	**12,967,353**	**12,521,042**	**12,094,578**	**12,618,257**	**13,381,933**	**13,474,371**
LIABILITIES AND SH EQUITY:							
Current Liabilities							
Accounts payable	3,153,362	2,930,607	3,265,713	2,682,475	2,457,250	2,879,654	2,875,583
Accrued expenses	2,126,359	2,396,218	1,941,873	1,614,856	2,169,083	1,938,393	1,923,460
Short-term borrowings	4,036,679	3,104,634	2,633,161	3,574,780	3,150,867	3,987,772	4,481,428
Loan origination costs	(38,901)	(26,726)	-	-	-	-	-
Interest payable	696,356	400,629	341,463	330,407	330,407	330,407	330,407
Income tax payable	103,823	103,823	103,823	103,823	103,823	103,823	103,823
Total Current Liabilities	**10,077,678**	**8,909,185**	**8,286,033**	**8,306,341**	**8,211,430**	**9,240,048**	**9,714,700**
Total Non-current Liabilities	-	-	-	-	-	-	-
Total Liabilities	**10,077,678**	**8,909,185**	**8,286,033**	**8,306,341**	**8,211,430**	**9,240,048**	**9,714,700**
Total Stockholders' Equity	**2,529,811**	**3,672,076**	**4,235,009**	**3,788,237**	**4,406,827**	**4,141,884**	**3,759,670**
Total Liabilities and SH Equity	**12,607,489**	**12,581,261**	**12,521,042**	**12,094,578**	**12,618,257**	**13,381,933**	**13,474,370**
	(0)	386,092	(0)	0	0	0	0


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FR8tech